Exhibit 99.29

U.S. Silver Reports Record Second Quarter 2011 Results

TORONTO--(BUSINESS WIRE)--August 15, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) announced today record second quarter, 2011 financial results;

•	Revenue of $30.8 million in the quarter, more than double the amount for the same period in 2010 and an increase of 61% from the first quarter of 2011

•	Net Earnings of $6.5 million in the quarter, compared to $0.6 amount for the same period in 2010 and a 55% increase over the first quarter of 2011

•	Cash Flow from Operating Activities of $12.3 million in the quarter, compared to $1.8 for the same period in 2010 and an increase of 71% compared to Q1-2011

•	Cash on Hand of $21.8 million at June 30, 2011 and continuing to grow

•	Silver production of 648,322 ounces in the quarter and 1,142,685 ounces year-to-date

“We are extremely pleased with the improved operating performance and record financial results for the second quarter.” stated Tom Parker, President and CEO. “The combination of solid production, record sales volumes and continued high silver prices has provided the Company with record revenues and cash flows and an increasingly strengthened balance sheet. Our cost of mining increased this quarter as a result of significantly higher sales volumes and increased profit sharing payments but we also undertook higher than normal infrastructure repairs that had been deferred in a cash conservation environment in previous periods. Recent operating and financial results have continued to strengthen the Company to fund capital projects that expand our operations and advance exploration programs on our dominant land package in the prolific Silver Valley”.

For the three months ended (US$ millions)	Q2 2011	Q1 2011

Revenue	$30.8	$19.1
Cost of sales	18.5	10.9
General and administrative	1.1	0.7
Loss on hedge derivatives	1.3	0.6
Exploration	0.7	0.6
Selling and marketing	0.0	0.1
	$9.2	$6.2
Other	0.2	(0.1)
Net income before tax	$9.4	$6.1
Net income after tax	$6.5	$4.2

Cash flow from operations	$12.3	$7.2
Production
Silver (ounces)	648,322	494,363
Lead (pounds)	1,717,218	1,277,201
Copper (pounds)	321,724	259,401

Cash Costs ($/oz after by-product credits)	$15.39	$17.97

Conference Call Dial-In Details

Financial and operating results will be discussed during an analyst and investor conference call with senior management today August 15th at 11 am EST. A question and answer session will follow management's presentation. Participants may email questions in advance of the call to info@us-silver.com

Participants may join the call by dialing toll free 1-888-231-8191 or 647-427-7450 for calls from outside Canada and the US. The Conference ID is 83160566. Please dial in 15 minutes prior to the call to secure a line. The conference call will be archived for replay from approximately three hours after the call until Monday, August 22nd, 2011 at midnight. To access the archived conference call, please dial 1-855-859-2056 or (416) 849-0833 and enter the reservation code 83160566.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, 208-752-1116 x221
Manager IR